Exhibit 99.(I)


FOR IMMEDIATE RELEASE


                   BANCO LATINOAMERICANO DE EXPORTACIONES S.A.
                                   ("BLADEX")
              REPORTS SIGNING OF $125 MILLION STANDBY LOAN FACILITY
                     WITH INTERNATIONAL FINANCE CORPORATION

Panama City, Republic of Panama, June 12, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and the Caribbean region, today reported the signing of a $125 million standby loan agreement with International Finance Corporation ("IFC"), the private sector arm of the World Bank Group. Subject to the successful completion of Bladex's current minimum $100 million recapitalization effort, the IFC loan facility would permit Bladex to borrow up to $125 million to fund its trade financing activities in the Latin American region. The interest rate for each drawdown under the facility would be determined by mutual agreement at the time of the drawdown. The agreement contemplates the signing of two parallel loan agreements with another multilateral institution and a government owned financial institution that would increase the aggregate size of the available financing to $230 million. These two additional loan facilities are being negotiated by Bladex but there is no assurance they will be signed. The maximum term of the borrowings under the IFC facility is three years from the initial drawdown, although if the other two facilities are not completed, any borrowings under the IFC facility would be repayable within ten months of the initial drawdown. In addition, if the amounts committed under the two additional loan facilities are less in the aggregate than the $105 million contemplated, the amount available under the IFC facility would be proportionally reduced.

The loan agreement with IFC commits Bladex to continue focusing its strategy on trade finance.


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For further information access our Web site on the Internet at: www.blx.com, or call:

Carlos Yap S.
Senior Vice President, Finance and Performance Management
BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Head Office
Calle 50 y Aquilino de la Guardia
Apartado 6-1497 El Dorado
Panama City, Republic of Panama
Tel. No. : (507) 210-8581
Fax No. (507) 269-6333
E-mail internet address: cyap@blx.com

-or-

William W. Galvin
The Galvin Partnership
76 Valley Road
Cos Cob, CT 06807
U.S.A. Tel. No.: (203) 618-9800 Fax No. (203) 618-1010
E-mail internet address: wwg@galvinpartners.com